June 18, 2015

BY EDGAR AND EMAIL

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Rally Software Development Corp. (“Rally”) Schedule TO-T filed June 8, 2015, amended June 10, 2015 by Grand Prix Acquisition Corp. and CA, Inc. SEC File No. 005-87804

Dear Mr. Duchovny:

On behalf of our clients, CA, Inc. (“CA”) and Grand Prix Acquisition Corp. (together with CA, the “Filing Persons”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 15, 2015 (the “Comment Letter”).

In connection with the submission of this letter, the Filing Persons are filing Amendment No. 2 to the Schedule TO-T (“Amendment No. 2”), initially filed by the Filing Persons with the Commission on June 8, 2015 and first amended on June 10, 2015 (together, the “Schedule TO”).

In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with CA’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Schedule TO and the numbering of the paragraphs below corresponds to the numbering of the comments set forth in the Comment Letter. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in Schedule TO.

For your convenience, we are emailing you a copy of this response letter and Amendment No 2.

AUSTIN      BEIJING      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO      SAN DIEGO
SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Daniel F. Duchovny

June 18, 2015

Offer to Purchase

Certain Information Concerning Rally, page 19

1.                                      You may not disclaim responsibility for your disclosure. Please revise the last paragraph of this section.

In response to the Staff’s comment, Amendment No. 2 modifies the disclosure in the above-referenced section by deleting the following final paragraph in this section: “Although neither CA nor Purchaser has any knowledge that any such information is untrue, neither CA nor Purchaser takes any responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Rally or any of its subsidiaries or affiliates or for any failure by Rally to disclose any events which may have occurred or may affect the significance or accuracy of any such information.”

Source and Amount of Funds, page 26

2.                                      Revise this section to disclose the information required by Item 1007(d) of Regulation M-A. Also, file any related document required by Item 1016(b) of Regulation M-A as an exhibit to the Schedule TO.

In response to the Staff’s comment, the Filing Persons have authorized us to confirm supplementally that the Offer and the Merger will be funded solely with cash on hand. Accordingly, Amendment No. 2 amends and restates the penultimate sentence of the last full paragraph on page 2 of the Schedule TO to read: “CA intends to fund the purchase of all shares tendered in the tender offer using cash on hand”. Further, Amendment No. 2 amends and restates the penultimate sentence of the last full paragraph of Section 9 on page 22 to read “CA intends to fund the purchase of all shares tendered in the tender offer using cash on hand”.

Background of the Offer, page 22

3.                                      Revise your disclosure of the negotiation of employment offers with Rally management to provide additional detail.

In response to the Staff’s comment, Amendment No. 2 amends and supplements the disclosure in the above-reference section as follows:

A.            Amendment No. 2 adds the following paragraph after the fourth full paragraph on page 24:

Daniel F. Duchovny

June 18, 2015

“On May 18 and 19, 2015, members of management of CA and Rally met and held discussions to generally review employee matters and the timing for negotiation of employment agreements.

On May 20, 2015, CA provided offer letters to certain members of Company management.”

B.            Amendment No. 2 amends and restates the fifth paragraph on page 24 as follows:

“On May 21, 2015, CA began negotiating with certain members of Company management.  Review and negotiation of certain terms of the employment offers, including treatment of equity, retention awards, tax issues, the definition of good reason and executive tax issues, continued through May 27th.”

C.            Finally, Amendment No. 2 adds the following paragraph before the penultimate paragraph of the above-referenced section and deletes the last paragraph of such section:

“On May 27, 2015, CA provided, and Rally management accepted, final offers of employment. Later on May 27, 2015, the board of directors of CA convened, reviewed with management the terms of the transaction and approved the transaction.”

Other Agreements — Support Agreements, page 39

4.                                      Your disclosure states that you are providing a list of directors and officers that entered into support agreements, but does not provide the list. Revise to disclose who entered into the support agreements.

In response to the Staff’s comment, this Amendment No. 2 deletes the first paragraph of the above-referenced section in its entirety and replaces such paragraph with “The following directors and named executive officers of Rally, as owners of Shares and Shares issuable upon exercise of outstanding options, restricted stock units and warrants, as applicable, entered into Support Agreements with CA (the “Support Agreements”): Angela T. Tucci, Bryan D. Stolle, James M. Lejeal, Mark T. Carges, Thomas F. Bogan, Timothy A. Miller and Timothy V. Wolf. The Support Agreements, among other things (i) restrict the transfer of their Shares; (ii) obligate each of them to grant an irrevocable proxy to CA to vote their respective Shares in favor of the adoption of the Acquisition Agreement and any other matter necessary for consummation of the transactions contemplated by the Acquisition Agreement

Daniel F. Duchovny

June 18, 2015

and/or against any action or agreement which would in any material respect impede, interfere with or prevent the Offer or the Merger, including, but not limited to, any (a) Acquisition Proposal, (b) reorganization, recapitalization, dissolution, liquidation or winding-up of Rally or any other extraordinary transaction involving Rally other than the Merger, (c) action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such individual under his or her respective Support Agreement, or (d) corporate action or agreement, the consummation of which, or proposal, the approval of which, would reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger; and (iii) obligate each of them to tender all their respective Shares in the Offer not later than the fifth business day after commencement of the Offer (or if such individual has not received the Offer Documents by such time, within two business days following receipt of such documents) and no later than the third business day after such individual acquires beneficial ownership of any additional Shares.”

Other Agreements — Compensation Agreements with Rally Executives, page 40

5.                                      Please provide us with your legal analysis of your compliance with Rule 14d-10(a)(2) as it relates to these agreements.

In accordance with Rule 14d-10(a)(2), Purchaser is offering the same consideration for each Share that is tendered in the Offer, including any Shares that have been or may be tendered by Rally’s executive officers.

Rule 14d-10(d)(1) states that Rule 14-10(a)(2) “shall not prohibit the negotiation, execution or amendment of an employment compensation, severance or other employee benefit arrangement, or payments made or to be made or benefits granted according to such an arrangement, with respect to any security holder of the subject company, where the amount payable under the arrangement:

(i)             is being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the security holder (and matters incidental thereto); and

(ii)          is not calculated based on the number of securities tendered or to be tendered in the tender offer by the security holder.”

Daniel F. Duchovny

June 18, 2015

The Executive Offer Letters have been adopted for the purpose of ensuring the retention of the applicable executives following the consummation of the Offer and the Merger. We have been authorized by CA to confirm that the amounts payable under the Executive Offer Letters (i) will be paid or granted as compensation for “future services to be performed” by each such executive and (ii) the amount payable under the Executive Offer Letters will not be calculated based on the number of securities tendered or to be tendered in the Offer by any security holder.

CA notes to that Staff that it is relying on the non-exclusive safe harbor set forth in Rule 14d-10(d)(2), which provides that the requirements of Rule 14d-10(d)(1) may be satisfied if, among other things, the arrangements in question are “approved as an employment compensation, severance or any other employee benefit arrangement solely by independent directors”. The Filing Persons have been advised by Rally that the Executive Offer Letters were approved by the compensation committee of the Rally Board in accordance with the safe harbor available under Rule 14d-10(d)(2) and the compensation committee of the Rally Board was aware of the Offer at the time of such approval.

Certain Conditions to the Offer, page 43

6.                                      We note the language in the paragraph after condition (8). If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. In this respect, condition (3), as it relates to events occurring on May 27, 2015, appears to have been waived. Please confirm your understanding supplementally.

We have been authorized by the Filing Persons to confirm to the Staff that they are aware and understand that if an event triggers a listed Offer condition and Filing Persons elect to proceed with the Offer, the Filing Persons have waived the Offer condition, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

We have been authorized by the Filing Persons to confirm their understanding that, when an Offer condition is triggered by events that occur during the Offer period and before the

Daniel F. Duchovny

June 18, 2015

expiration of the offer, the Filing Persons should inform holders of Shares how they intend to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please also see the response to Comment 7.

Finally, the Filing Persons respectfully disagree with the Staff that the above-referenced condition (3), as it relates to events occurring on May 27, 2015, was waived on such date because the final determination of its fulfillment may be determined only upon expiration of the Offer. Rally’s statements regarding the truth and correctness of the applicable representations and warranties on and as of that date—which is the date of the execution of the Merger Agreement—must remain true and correct upon expiration of the Offer as a condition to Purchaser’s acceptance of the Shares (in each case subject to certain exceptions and solely to the extent set forth in more detail in the Schedule TO). The Filing Persons may determine that the condition was not fulfilled (and reserve the right to not close the Offer) if they discover, in the period following May 27, 2015 and prior to the expiration of the Offer, additional information that causes them to determine that such statements were inaccurate as of the date of the signing of the Merger Agreement. The Filing Persons do not know for certain that the condition was actually satisfied on May 27, 2015 because the representations and warranties are made by the Company; therefore, it remains possible throughout the pendency of the tender offer that such representations and warranties were not actually true as of such date.  The Filing Persons respectfully advise the Staff that the condition, as it relates to events occurring on May 27, 2015, therefore has not been waived, because its satisfaction may only be determined upon expiration of the Offer.

7.                                      With respect to the same paragraph referenced immediately above, we note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered

Daniel F. Duchovny

June 18, 2015

offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We have been authorized by the Filing Persons to confirm to the Staff their awareness that the waiver of a condition, depending on the materiality of the condition to the Offer and the number of days remaining in the Offer, may, under the applicable tender offer rules, require extension of the Offer and circulation of new disclosure to holders of Shares. Please also see the response to Comment 6.

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If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (415) 947-2011 or David J. Berger at (650) 320-4901.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael S. Ringler
Michael S. Ringler

Enclosures

cc:                                Michael C. Bisignano, CA, Inc.

Lawrence Egan, CA, Inc.

Daniel F. Duchovny

June 18, 2015

June 18, 2015

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Rally Software Development Corp. Schedule TO-T filed June 8, 2015, amended June 10, 2015 by Grand Prix Acquisition Corp. and CA, Inc. SEC File No. 005-87804

Ladies and Gentlemen:

In connection with the above-captioned filings, the undersigned hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CA, INC.

By:	/s/ Michael C. Bisignano
Name:	Michael C. Bisignano
Title:	Executive Vice President and General Counsel